# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMPASS DIVERSIFIED HOLDINGS, CIK 0001345126
CUSIP: 20451Q104
Title of class of securities: Shares representing beneficial interests in Compass Diversified Holdings
Address of issuer's principal executive offices: 301 Riverside Avenue, Second Floor, Westport, Connecticut (CT), 06880
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001511001
Persons authorized to receive notices and communications: C. Robert Bruner, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5231

## Reporting persons
- ADW Capital Partners, L.P. (CIK 0001511001): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (7.6% of the class)
  Comment: The figures in Items 8, 10 and 11 include 2,000,000 Shares representing beneficial interests in Compass Diversified Holdings ("Shares") that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of January 9, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by Compass Diversified Holdings (the "Issuer") with the U.S. Securities and Exchange Commission (the "SEC") on January 14, 2026.
- ADW Capital Management, LLC (CIK 0001745214): type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (7.6% of the class)
  Comment: The figures in Items 8, 10 and 11 include 2,000,000 Shares that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of January 9, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on January 14, 2026.
- Adam D. Wyden (CIK 0001745215): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (7.6% of the class)
  Comment: The figures in Items 8, 10 and 11 include 2,000,000 Shares that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of January 9, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on January 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Shares representing beneficial interests in Compass Diversified Holdings
Name of issuer: COMPASS DIVERSIFIED HOLDINGS
Address of issuer's principal executive offices: 301 Riverside Avenue, Second Floor, Westport, Connecticut (CT), 06880

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (this "Schedule 13D" or this "Statement") is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), jointly by and on behalf of each of ADW Capital Partners, L.P., ADW Capital Management, LLC and Adam D. Wyden (each, a "Reporting Person", and collectively, the "Reporting Persons"). ADW Capital Partners, L.P. is the record and direct beneficial owner of the securities covered by this Statement. ADW Capital Management, LLC is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, ADW Capital Partners, L.P. Mr. Wyden is the sole manager of, and may be deemed to beneficially own securities owned by, ADW Capital Management, LLC.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The address of the principal business office of each Reporting Person is 6431 Allison Road, Miami Beach, FL 33141.
Present principal occupation or employment: The principal business of ADW Capital Partners, L.P. is investing in securities. The principal business of ADW Capital Management, LLC is furnishing investment advisory services to ADW Capital Partners, L.P. The principal business of Adam D. Wyden is serving as the sole manager of ADW Capital Management, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: ADW Capital Partners, L.P. and ADW Capital Management, LLC are organized in Delaware. Adam D. Wyden is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons expended an aggregate of approximately $24,322,975 (excluding commissions) to acquire an aggregate of 3,750,000 Shares. In addition, the Reporting Persons expended an aggregate of approximately $4,700,000 (excluding commissions) to purchase call options referencing an aggregate of 2,000,000 Shares in an open market transaction. The funds used for the purchase of the securities reported in this Schedule 13D were derived from the general working capital of ADW Capital Partners, L.P.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 24, 2026, ADW Capital Partners, L.P. delivered an open letter to the Issuer's board of directors (the "Letter"). In the Letter, ADW Capital Partners, L.P. called for the Issuer to immediately commence a strategic review process and orderly liquidation of the Issuer to preserve value for shareholders. The Letter included ADW Capital Partners, L.P.'s financial analysis supporting potential value the Issuer could achieve via liquidation in excess of $26.00 per share. The foregoing description of the Letter is qualified in its entirety by the full text of the Letter, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has

(i) sole power to vote or direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.
Transactions in the class effected during the past sixty days: The information set forth in Item 6 of this Schedule 13D is incorporated by reference. Other than as reported in Item 6 of this Schedule 13D and Annex A hereto, which is attached hereto as Exhibit 99.2 and incorporated herein by reference, none of the Reporting Persons have effected any transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated herein by reference.

On February 23, 2026, ADW Capital Partners, L.P. purchased call options referencing an aggregate of 2,000,000 Shares. The call options have an exercise price of $8.00 per share and expire on January 15, 2027.

On February 23, 2026, ADW Capital Partners, L.P. sold call options referencing an aggregate of 2,000,000 Shares for approximately $1,964,515. The call options have an exercise price of $15.00 per share and expire on January 15, 2027.

Except as described in this Item 6 and otherwise described in this Schedule 13D, none of the Reporting Persons currently have any contract, arrangement, understanding or relationship with any person with respect to the Shares or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated February 25, 2026, by and among ADW Capital Partners, L.P., ADW Capital Management and Adam D. Wyden (filed herewith).
Exhibit 99.2 Annex A - Recent Transactions by the Reporting Persons.
Exhibit 99.3 Letter to the Board of Directors of Compass Diversified Holdings, dated February 24, 2026 (filed herewith).

## Signatures
- ADW Capital Partners, L.P.: /s/ Adam D. Wyden, Sole Manager of ADW Capital Management, LLC, its general partner (02/25/2026)
- ADW Capital Management, LLC: /s/ Adam D. Wyden, Sole Manager (02/25/2026)
- Adam D. Wyden: /s/ Adam D. Wyden, Adam D. Wyden (02/25/2026)